Exhibit (d)(3)

Execution Copy

EXCLUSIVITY AGREEMENT

EXCLUSIVITY AGREEMENT (this “Agreement”), dated as of July 22, 2016 (the “Agreement Date”), by and between Randstad Holding NV, a corporation organized under the laws of The Netherlands (including its subsidiaries, “Randstad”), and Monster Worldwide, Inc., a Delaware corporation (including its subsidiaries, the “Company”).

Randstad and the Company are engaging in discussions regarding a possible transaction (the “Transaction”) on the terms set forth in the letter from Randstad to the Company dated July 20, 2016 (the “Proposed Terms”) and, in connection therewith, are devoting substantial time and resources to evaluating such Transaction;

NOW, THEREFORE, and in further consideration of the mutual promises herein, the parties agree as follows:

1. Exclusivity. Subject to Section 2 below, between the Agreement Date and 11:59 p.m., Eastern time, on August 8, 2016 (the “Exclusive Period”), the Company will not, and will cause each of its and its subsidiaries’ officers, directors, agents, advisors, investment bankers, attorneys, accountants and other representatives (“Representatives”) not to, directly or indirectly, (i) solicit, initiate, or knowingly encourage, facilitate or induce (including by way of providing confidential information relating to the Company and/or any of its subsidiaries that could reasonably be expected to assist or result in the making of any Alternative Proposal or in connection with any Alternative Proposal) the making, submission or announcement of any Alternative Proposal (as defined below), (ii) enter into, participate in, maintain or continue any communications or negotiations regarding any Alternative Proposal (other than to inform such person or group of persons associated with the Alternative Proposal that the Company is contractually bound to forego any such communications or negotiations (without revealing the identity of Randstad or length of the Exclusive Period)), (iii) agree or accept (or publicly propose or announce any intention to agree or accept) any Alternative Proposal, (iv) except as required by law, recommend or endorse (or publicly propose or announce any intention to recommend or endorse) any Alternative Proposal, or (v) enter into any letter of intent, contract or other agreement relating to, or otherwise agree to or consummate or effect, any Alternative Proposal. For purposes of this Agreement, the term “Alternative Proposal” means any expression of interest in, or agreement, offer or proposal for, any acquisition (including beneficial ownership) of 15% or more of the outstanding voting securities of the Company or all or any substantial portion of the Company’s assets, whether by way of merger, consolidation, reorganization, liquidation, asset sale, stock purchase, tender offer or other business combination, or any material, non-ordinary course development, license, lease or joint venture transaction, other than any offer, proposal or indication of interest made by or on behalf of Randstad.

The Company will immediately cease and cause to be terminated (and during the Exclusive Period will not resume or otherwise continue) any and all existing activities, discussions and negotiations with any persons conducted heretofore with respect to any Alternative Proposal.

2. Pre-signing; Early Termination of Exclusive Period. During the Exclusive Period, Randstad will use commercially reasonable efforts to conduct its confirmatory due diligence and negotiate definitive documentation for the Transaction. Should the Company reasonably determine that Randstad is not using such commercially reasonable efforts, the Company’s sole remedy will be to terminate this Agreement by written notice to Randstad, at which time the Exclusive Period will end. During the Exclusive Period, if Randstad formally communicates to the Company its determination to propose, or formally proposes, a lower price per share than indicated in the Proposed Terms, the Company will be entitled to provide written notice to Randstad of the termination of this Agreement, at which time the Exclusive Period will end. This termination will be the sole remedy of the Company with respect to Randstad’s proposed lower price per share. Randstad will be deemed to have “formally communicated” or “formally proposed” this proposal only if an authorized officer or advisor of Randstad communicates such proposal to an authorized officer or advisor of the Company.

3.	Miscellaneous.

(a) Binding Agreement. The parties acknowledges that the agreements set forth in this Agreement have been made in order to induce the other party to undertake significant efforts and to incur significant expense in connection with the proposed Transaction. Each party represents and warrants to the other party that it has the right to enter into this Agreement and that this Agreement is a valid and binding obligation of the parties relating to the matters herein. Each party further represents and warrants to the other party that the terms of this Agreement are not inconsistent with other contractual obligations, express or implied, which they may have. The parties further acknowledge and agree that this Agreement expresses the parties’ interests in continuing discussions regarding the Transaction and is not intended to, and does not, create any legally binding obligation on any party to consummate the Transaction. Such an obligation will arise only upon the execution and delivery of final definitive agreements relating to the Transaction.

(b) Injunctive Relief. It is agreed that Randstad would be irreparably injured by a breach of this Agreement by the Company, that monetary remedies would be inadequate to protect against any actual or threatened breach of this Agreement, and, without prejudice to any other rights and remedies otherwise available to Randstad, the Company, on behalf of itself and its affiliates, agrees that Randstad may seek equitable relief, including injunctive relief and specific performance, in favor of Randstad to enforce the terms of this agreement. The Company further agrees not to raise as a defense or objection to the request or granting of such relief that any breach of this Agreement is or would be compensable by an award of money damages. In the event that any party institutes any litigation against the other party hereto to enforce the covenants contained in this Agreement (or obtain any other remedy in respect of any breach of this Agreement), the prevailing party in the litigation shall be entitled to receive, in addition to all other damages to which it may be entitled, the reasonable and documented out-of-pocket legal fees and other expenses incurred by the prevailing party in connection with such litigation.

(c) Severability. If any provision of this Agreement is, for any reason, adjudged by any court of competent jurisdiction to be invalid or unenforceable, such judgment will not affect, impair or invalidate the remainder of this Agreement but will be confined in its operation to the provision of this Agreement directly involved in the controversy in which such judgment has been rendered.

(d) Successors and Assigns. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective successors and assigns.

(e) Modifications to Agreement; Waivers. No modifications of or changes to this Agreement or waiver of the terms and conditions hereof will be binding upon a party, unless approved in writing and signed by the party against whom enforcement is sought. It is further agreed that no failure or delay in exercising any right, power or privilege hereunder will operate as a waiver thereof, nor will any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

(f) Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware, without regard to the principles of conflict of laws thereof.

(g) Confidentiality. Except as otherwise provided herein, the existence of this Agreement, the terms hereof and any communications regarding it constitute confidential information to be treated by the parties in accordance with the terms of the Confidentiality Agreement, dated as of June 20, 2016, between the parties to this Agreement (the “Confidentiality Agreement”).

(h) Entire Agreement. This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with regard to the subject matter of this Agreement. Nothing herein will be deemed to obligate either party to enter into a definitive agreement for, or consummate, any Transaction.

(i) Counterparts. This Agreement may be signed by facsimile or other electronic method (such as e-mail) and in one or more counterparts, each of which will be deemed an original but all of which will be deemed to constitute a single instrument. Signatures of the parties transmitted by facsimile, PDF or other electronic file will be deemed to be original signatures for all purposes, and the exchange of copies of this Agreement and of signature pages by facsimile transmission, PDF or other electronic file will constitute effective execution and delivery of this Agreement as to the parties, and may be used in lieu of the original Agreement for all purposes.

IN WITNESS WHEREOF, the parties have executed this Exclusivity Agreement as of the day and year first above written.

RANDSTAD HOLDING NV

By:	/s/ Jacques van den Broek
Name:	Jacques van den Broek
Title:	CEO and Chairman of the Executive Board

MONSTER WORLDWIDE, INC.

By:	/s/ Michael C. Miller
Name:	Michael C. Miller
Title:	Executive Vice President, General Counsel and Secretary